FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of September 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                               HSBC HOLDINGS PLC
                         SUBSIDIARY BOARD APPOINTMENTS

Stuart Gulliver (47), Head of HSBC's Corporate, Investment Banking and Markets and Group Investment Businesses, has been appointed an executive Director of HSBC Bank plc, of HSBC USA Inc and of HSBC Bank USA, N.A. with effect from 1 September 2006. He has also been appointed an executive Director of The Hongkong and Shanghai Banking Corporation Limited, subject to regulatory approval.

Mr Gulliver, who has been a Group Managing Director of HSBC Holdings plc since 2004, joined HSBC in 1980. He was appointed a Group General Manager in 2000 and was Head of Treasury and Capital Markets in Asia-Pacific from 1996 to 2002, Head of Global Markets from 2002 to 2003 and Co-Head of Corporate, Investment Banking and Markets from 2003 to May 2006.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  04 September 2006